Exhibit 99.1

GDS to Report Second Quarter 2020 Financial Results on Tuesday, August 18, 2020

SHANGHAI, China, July 30, 2020 (GLOBE NEWSWIRE) — GDS Holdings Limited (“GDS Holdings,” “GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced that it will report its second quarter 2020 unaudited financial results on Tuesday, August 18, 2020, before the open of the U.S. markets.

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 18, 2020 (8:00 PM Beijing/Hong Kong time on August 18, 2020).

Dial-in details for the earnings conference call are as follows:

United States:	+1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
Mainland China:	400-620-8038
Conference ID:	3697714

Participants should dial in at least 10 minutes before the scheduled start time and provide the Conference ID to the Operator to be connected to the conference. Due to conditions surrounding the outbreak of COVID-19, participants may experience longer than normal hold period before being assisted to join the call. The Company thanks everyone in advance for their patience and understanding.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://investors.gds-services.com.

A replay of the conference call will be accessible by phone approximately two hours after the conclusion of the live call at the following numbers, until August 26, 2020 09:59 AM U.S. ET:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong:	+852-3051-2780
Mainland China:	400-632-2162
Replay Access Code:	3697714

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds-to-suit and operates data centers at lower-tier locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which are hosted in many of its facilities. The Company offers colocation and managed services, including direct private connection to leading public clouds, an innovative service platform for managing hybrid clouds and, where required, the resale of public cloud services. The Company has a 19-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers and IT service providers, and large domestic private sector and multinational corporations.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 5176-5509

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited